1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

February 18, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig

Mr. James E. O’Connor

Re:	Medallion Financial Corp.

Registration Statement on Form N-2 filed on August 31, 2015 File No.: 333-206692 and

Annual Report on Form 10-K filed on March 11, 2015 File No.: 814-00188

Dear Ms. Fettig and Mr. O’Connor:

On behalf of Medallion Financial Corp. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to (i) the Registration Statement on Form N-2, filed on August 31, 2015 (the “Registration Statement”) and (ii) the Company’s Annual Report on Form 10-K, filed on March 11, 2015, which were provided in telephone conversations on September 30, 2015, January 7, 2016 and February 5, 2016.

We are submitting this response letter in connection with the filing of Pre-Effective Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). The Revised Registration Statement is being filed in order to respond to the comments of the Staff and to make such changes as the Company deems appropriate. To facilitate your review, your comments are summarized below and are followed by the Company’s responses.

As discussed with the Staff, the Company is requesting, via separate correspondence, acceleration of effectiveness of the Revised Registration Statement of an effective date to February 23, 2016.

*        *        *         *        *

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN     ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

REGISTRATION STATEMENT ON FORM N-2

General Comments

Comment 1: Please provide more prominent and detailed disclosure discussing the current competitive situation of the Company (consider addressing the declined valuations; increased loan to value ratio; increased discount of the Company’s market price vs. NAV; municipality developments; risk of executive officer retention, etc.).

Response 1: The Company’s disclosure regarding the current competitive environment is prominently featured as the fourth risk under “Risk Factors.” Additionally, the Company has revised its disclosure to reflect more recent risks.

Comment 2: Please provide a supplemental explanation of how the Company and the board of directors (“Board”) values the loans (e.g., consideration of other lenders or of any active bid/ask market for the loans).

Response 2: To determine the value of the loans, the Company and the Board considers factors such as the financial condition of the borrower, the adequacy of the collateral, individual credit risks, cash flow of the borrower, market conditions for loans (e.g., values used by other lenders and any active bid/ask market), historical loss experience and the relationships between current and projected market rates and portfolio rates of interests and maturities.

Comment 3: Please do not file subsequent prospectus supplements for take-downs of debt offerings referred to as “senior.”

Response 3: The Company will not file subsequent prospectus supplements for take-downs of debt offerings referred to as “senior.”

Medallion Loans, page 2

Comment 4: Please provide more details regarding the valuation methodology of New York City taxicab medallions and related assets Confirm whether the New York City Taxi and Limousine Commission (“TLC”) is the only independent valuator of these assets. If the Company estimates the valuation of the medallions based only on TLC, which is historical cost data, please reassess that the values represent the fair market value of these assets and whether any adjustments to the values need to be made.

Response 4: The Company confirms that TLC reports, on a monthly basis, the sales of New York City taxicab medallions and no longer, effective October 2014, publishes the average prices of the medallion values. In determining the total value of all taxicab medallions and related assets, the Company utilizes the data reported by the TLC, removes the outlier transactions (e.g., transactions that report a $0 transfer value) and calculates the average based on recent market sales of medallions reported by the TLC. The Company respectfully notes that the values disclosed in the Registration Statement have been determined in good faith based on the estimated fair value of the medallions.

Comment 5: The Company states that the average loan-to-value ratio of all medallion loans was approximately 70% as of June 30, 2015. Please verify this calculation.

Response 5: The Company has confirmed this average loan-to-value ratio as of June 30, 2015.

We may materially change our corporate structure …, page 21

Comment 6: Please confirm that if you restructure to no longer be an investment company, the Company will comply with Section 58 of the Investment Company Act of 1940 (“1940 Act”).

Response 6: Confirmed. If the Company restructures to no longer be an investment company or de-elects to be treated as a business development company, the Company will comply with Section 58 of the 1940 Act.

We operate in a highly competitive market for investment opportunities, page 21

Comment 7: Please clarify the applicable risk of losing investment opportunities if “we do not match our competitors’ pricing, terms, and structure.”

Response 7: The Company has clarified the applicable risk disclosure as follows: “We may be unwilling to match our competitors’ pricing, terms, and structure of certain loans and investments opportunities due to potential risks, which may result in us earning less income than our competitors.”

Uncertainty relating to the reporting of collateral values of our loans …, page 23

Comment 8: Please clarify that the downward movement in collateral values has been recently experienced by the Company and the effect on the Company of the declines.

Response 8: The requested changes have been made.

Changes in the taxicab industry regulations that result …, page 27

Comment 9: The Company states that is it unable to forecast the extent of the impact of the Street Hail Livery licenses and ridesharing and car service apps. Please describe in detail the effect that the apps have already had on the Company’s business.

Response 9: The requested changes have been made. Please see the Company’s response to Comment 1 above.

Comment 10: Please change “could” to “would” in the following sentence: “In the event Street Hail Livery licenses and increased competition from ride sharing and car services apps materially reduce the market for taxicab services, income from operating medallion and the value of medallions serving as collateral for our loans could decrease by a material amount.”

Response 10: The Company has clarified and supplemented the risk disclosure in the Revised Registration Statement.

Comment 11: Please explain the difference between the types of medallions (e.g., individual v. corporate).

Response 11: The Company explained the difference between the types of medallions on page 74 of the Revised Registration Statement: “Individual medallions are issued to an owner-driver who must drive the taxicab for a minimum number of hours in each calendar year whereas corporate medallions are medallions that can be aggregated by businesses, leased to drivers, and operated for more than one shift.”

Our portfolio companies may incur debt …, page 29

Comment 12: Please confirm whether any effect of the litigation involving Medallion Bank has been disclosed in the financial statements.

Response 12: Confirmed. The litigation has been disclosed in the financial statements, including, for example, on pages F-14, F-72 and F-94 of the Revised Registration Statement.

Shares of closed-end investment companies …, page 31

Comment 13: Please update the Company’s market price to NAV discount of 35% when filing the amended N-2; also include this disclosure more prominently in the N-2.

Response 13: The Company will update the market price to NAV discount of 35% in the Revised Registration Statement. The updated NAV discount is prominently featured on page 13 under the heading “Price Range of Common Stock and Distributions” of the Revised Registration Statement.

Investors in offerings of our common stock …, page 32

Comment 14: Please add additional risk disclosure as a result of any preferred stock or debt offering.

Response 14: We have added the following disclosure: “Any decline in net asset value would tend to cause a decline in the market price of our common stock.”

General, page 37

Comment 15: Please provide a justification for increasing the value of Medallion Bank based on a potential investor’s bid that was subsequently withdrawn.

Response 15: In determining the fair value of Medallion Bank, the Company typically reviews multiple factors relating specifically to the underlying loan portfolios, including the financial condition of the borrower base, the adequacy of the collateral underlying the loans, individual credit risks, historical loss experience and the relationships between current and projected market rates and portfolio rates of interests and maturities. The Company also considers more general factors relevant to its investment in Medallion Bank, including the level of Medallion Bank’s earnings, book value, franchise value, restrictions on Medallion Bank’s operations, restrictions in its charter (including transferability), comparable sales and valuations of other similar industrial banks, if available, as well as additional factors that the Company determines as relevant from time-to-time. Some of the salient points that the Company considers are:

•	In the second quarter of 2015, the Company became aware of external interest in Medallion Bank and its portfolio assets at values in excess of their book value. The interest in Medallion Bank was not a formal bid—and thus was not withdrawn—however, in accordance with U.S. GAAP, the Board used this non-binding bid price as an additional factor in estimating the fair value of its investment in Medallion Bank.

•	For the second quarter ended June 30, 2015, the Company engaged an independent third-party valuation expert to assist the Board in its determination of Medallion Bank’s fair value. The valuation expert opined on the reasonableness of the Board’s determination of fair value. In issuing its opinion, the third-party valuation expert closely reviewed both the methodology and the sources of information used by the Company in implementing that methodology, including, among others: (i) certain publicly available financial statements and other business and financial information of the Company and Medallion Bank; (ii) certain internal financial statements and other financial and operating data concerning Medallion Bank and the Company; and (iii) correspondence from the FDIC to Medallion Bank.

•	For the fiscal quarter ended September 30, 2015, the Company obtained a report from an independent third-party valuation expert that assessed the fair value of Medallion Bank utilizing the comparable transactions approach, the control premium approach and the discounted cash flow approach. In issuing its report, the third-party valuation expert reviewed: (i) certain publicly available financial statements and other business and financial information of the Company and Medallion Bank; and (ii) certain internal financial statements and other financial and operating data concerning the Company and Medallion Bank. The third-party valuation expert determined that the fair value of the Bank for the quarter ended September 30, 2015 was $149 million or $16 million over the Bank’s stated book value for such quarter. This financial report in which the third-party expert independently valued Medallion Bank represents an enhancement over the prior quarter’s third-party valuation opinion in which the expert opined on the reasonableness of the Board’s determination of Medallion Bank’s fair value.

•	From 2006 though July 2013, there had been either an FDIC or Dodd-Frank Act implemented moratorium on granting new industrial bank charters or approving transfers of existing charters or industrial bank charter transfers have been prohibited. Although the moratorium is technically over, there still have not been any new industrial bank charter grants or any industrial bank charter transfers and the current regulatory environment suggests that such limitations will continue into the near future. A commercial bank, which has its own charter, could assume ownership of Medallion Bank without having to transfer Medallion Bank’s industrial bank charter. The Board has considered the restriction of transferability of the charter in determining the value of Medallion Bank.

•	The industrial bank charter is a unique license. Industrial banks are more limited in their activities than commercial banks. For example, industrial banks (like Medallion Bank) with assets in excess of $100 million cannot offer transaction accounts, such as checking accounts, which are among the lowest cost and hence most profitable source of funds for most commercial banks. Medallion Bank is not a full-service bank, and its activities are limited to three main product lines (medallion, commercial, and consumer) and an immaterial amount of other loans. Medallion Bank has no retail locations, no core deposits, does not provide residential mortgages, and does not provide credit cards. Given these limitations, as well as the others described below, the Company does not believe a commercial bank provides a reasonable comparison to the value of Medallion Bank.

•	Per a 2003 FDIC order, Medallion Bank has been prohibited from (i) entering any new lines of business without prior approval from the FDIC, and (ii) growing the medallion portfolio in excess of certain capital ratios, in effect requiring Medallion Bank to diversify its assets. Furthermore, as a condition to receipt of FDIC insurance, Medallion Bank entered into a capital maintenance agreement with the FDIC requiring it to maintain a 15% leverage ratio (Tier 1 capital to total assets). The Company believes this restriction is higher than required of peer banks and further limits the value of the Company’s investment in Medallion Bank.

•	There is significant uncertainty in the regulatory environment relating to industrial banks through the passage of the Dodd-Frank Act, which imposes a moratorium on new industrial bank charters and industrial bank transfers to certain commercial firms before 2013. Previously, federal legislation has been proposed that could have impaired Medallion Bank’s operating flexibility and hence the value of Medallion Bank. The proposed legislation would have (i) provided more regulatory oversight over Medallion Bank’s parent and affiliates, (ii) limited the Company’s ability to either sell Medallion Bank, or change its ownership group, and (iii) if Medallion Bank was chartered after September 30, 2003, restrict the development of new business ventures.

•	Medallion Bank’s primary value to the Company is derived from its ability to lower the price at which the Company obtains funds for making investments in its portfolio companies and its earnings which cannot be duplicated by any other current or foreseen investment opportunity. Replacing this stream would be very difficult. As a result, the Company does not have any current intention to dispose of its investment in Medallion Bank.

•	All of the Medallion loans and commercial loans originated by Medallion Bank are referred to Medallion Bank by the Company. The Company maintains the entire origination and servicing platform for these loans and reserves the right to no longer refer loans to Medallion Bank without notice. Because the Company typically services all of these loans, Medallion Bank does not have direct contact with these borrowers or an appropriate platform to conduct this business.

Comment 16: Please describe the valuation process of Medallion Bank performed by the Board.

Response 16: The Company, including its Audit Committee and its Board, including all of its disinterested directors, review all of the available facts and circumstances in deliberating and determining the methodology used by the Company to determine that the fair value of Medallion Bank. Please see the response to Comment 15 above for a description of the factors that the Board considered in its valuation of the Bank.

Portfolio Summary, page 40

Comment 17: The yield on medallion loans did not materially increase but the yield on commercial loans did increase. Please explain this difference.

Response 17: As described on page 43 of the Revised Registration Statement, the unchanged yield on medallion loans is due to the stable pricing of the Company’s existing portfolio to current interest rates. The yield on the Company’s commercial loans increased during the prior period primarily due to an increase in the Company’s secured mezzanine loan business and reflect the higher yield on the mezzanine portfolio.

Delinquency and Loan Loss Experience, page 42

Comment 18: Please explain the meaning of the disclosure “seasonal difficulties,” as well as commercial loans to very “low levels.”

Response 18: The Company’s disclosure of “seasonal difficulties” can be attributed to bad weather during the winter of 2015 that adversely affected small business owners. The Company notes that this disclosure is no longer applicable for the third quarter of 2015. Additionally, the disclosure of “low levels” relates to the Company’s creation of a collections department which, in part, has contributed to lower levels of delinquencies. The Company has removed the phrase “to very low levels.”

Trend in Interest Expense, page 48

Comment 19: In the following sentence, please explain the meaning of “realign the ownership”: As a result of Medallion Bank raising funds through certificates of deposit as previously noted, we were able to realign the ownership of some of our medallion loans and related assets to Medallion Bank allowing us and our subsidiaries to use cash generated through these transactions to retire debt with higher interest rates.”

Response 19: The Company has revised the statement to clarify that the Company transferred certain medallion loans to the Medallion Bank at the time of the origination of Medallion Bank.

Liquidity and Capital Resources, page 60

Comment 20: Please confirm whether corresponding disclosure should be added on page 43 given the Company’s disclosure regarding the receipt of a valuation opinion for Medallion Bank.

Response 20: We respectfully decline to make any cross-reference the valuation of the Medallion Bank on page 43 because this disclosure is limited to the valuation of the underlying portfolio of the Bank.

Comments to the Consolidated Financial Statements

Comment 21: If the Company files the amended N-2 after the 10-Q for the period ended September 30, 2015 has been issued, please include all updated quarterly information into the N-2.

Response 21: The Company will include all updated quarterly information for the period ended September 30, 2015 in the N-2.

Comment 22: On page F-4, please separately disclose income, realized gains (losses) and unrealized appreciation (depreciation) from investments in affiliated entities and investments other than securities (See Rule 6.07.1 and 6.07.7 of Regulation S-X).

Response 22: The requested changes have been made.

Comment 23: On page F-5, please explain what constitutes goodwill and why has the amount increased from 12/31/2013 to 12/31/2014?

Response 23: Existing goodwill relates to various mergers and acquisitions since the Company’s initial public offering in 1996. More specifically, in July 2014, the Company made an acquisition to purchase assets of Newark Funding Corp., a Newark, New Jersey taxi medallion loan brokerage company, which resulted in the recording of goodwill of $30,000 for the period ended December 31, 2014. Newark Funding Corp. is not a portfolio company of the Company, and the Company absorbed the assets of Newark Funding Corp. into the business operations of the Company.

Comment 24: On page F-5, please break out the investments in unaffiliated entities and affiliated entities in separate line items. Also, break out any affiliated commercial loans from the commercial loans value as a separate line item.

Response 24: The requested changes have been made.

Comment 25: On page F-5, under the heading “Foreclosed properties,” please include a parenthetical reference to the particular note that describes the foreclosed properties. Please also change the heading from “Foreclosed properties” to “Investments other than securities” for consistency with the corresponding note.

Response 25: The requested changes have been made. The Company has added a footnote reference to the Consolidated Balance Sheets and revised the heading description.

Comment 26: On page F-5, please explain what constitutes “cash and cash equivalents.” If the Company invests in any mutual funds or other 1940-Act funds, such investment should be disclosed separately and any acquired fund fees and expenses should be disclosed in the fee table.

Response 26: The Company’s cash is held in various bank accounts and it has no cash or cash equivalents in money market funds or other investment companies that would require disclosure of acquired fund fees and expenses in the fee table.

Comment 27: Please separately disclose investments in affiliates and controlled subsidiaries (e.g., Medallion Fine Art, Inc. (Retail Trade)).

Response 27: We have separately disclosed “Equity investments in affiliated entities, at fair value” and “Investment in Medallion Bank and other controlled subsidiaries, at fair value.” Controlled subsidiaries include Medallion Fine Art, Inc., LAX Group, LLC, Medallion Bank and Medallion Servicing Corp. Medallion Fine Art, Inc. has been separately disclosed on the Consolidated Summary Schedule of Investments and Consolidated Schedule of Investments under the heading, “Other secured commercial—Retail Trade.” As discussed below in Comment 42, the Company has re-categorized Medallion Motorsports, LLC as a controlled subsidiary beginning on the 10-Q for the quarter ended September 30, 2015.

Comment 28: On page F-7, please disclose the dollar amount of PIK income earned during the year; add PIK Income as a separate reconciling item on the statement of cash flows (see Audit Risk Alert from 2014).

Response 28: The Company does not incur a material amount of PIK interest. For the period from January 1, 2015 through November 30, 2015, PIK interest constituted less than 2% of the Company’s net investment income. The Company will include the requested disclosure in the event that the Company incurs a material amount of PIK interest.

Comment 29: On page F-9, under the note “Cash and cash equivalents,” please explain the difference between the $1.6mm disclosed under this note and the $1.9mm disclosed on the balance sheet.

Response 29: The requested change has been made. The Company has clarified that $1.9mm was pledged to a lender of an affiliate.

Comment 30: On page F-12, in the chart of unrealized appreciation (depreciation), please reconcile the $0 under Medallion Loans to the Schedule of Investments, which indicates that there may have been a change in the unrealized appreciation (depreciation) on medallion loans.

Response 30: The Company confirms that there has been no change in unrealized appreciation (depreciation) on medallion loans during the periods. The fair value of medallion loans include the capitalization of deferred loan acquisition costs or unearned fees (e.g., loan origination fees), which are amortized into income over the term of the investment. These amounts do not represent unrealized appreciation (depreciation) of the medallion loans. Please see page 40 of the Registration Statement disclosing the deferred loan acquisition costs of $375 for the year ended December 31, 2014 and $0 unrealized appreciation (depreciation) on medallion loans.

Comment 31: On page F-16, under the note “Federal Income Taxes,” please disclose the distributable earnings on a tax basis.

Response 31: Instead of disclosing the distributable earnings on a tax basis under the note “Federal Income Taxes,” the Company respectfully notes that it has disclosed distributable earnings on a tax basis in Note 13 of the financial statements. During the applicable periods, the Company has disclosed distributable new investment income per share (e.g., ordinary income) and has had no distributable capital gains.

Comment 32: On page F-18, please disclose the terms of the interest rate caps and any purchases of interest rate caps during the reporting period

Response 32: The Company has purchased interest rate caps as required under its credit facility with DZ Bank. The Company has purchased these from time to time from DZ Bank and Citibank. The costs of the interest rate caps are immediately expensed and the interest rate caps are immaterial to the Company. Because of the immaterial nature of the caps, the Company does not believe additional disclosure is warranted at this time. The Company will, however, include additional disclosure in the event the use of interest rate caps or other derivative instruments become material or if the Commission adopts regulations that require additional disclosure with respect to interest rate caps.

Comment 33: On page F-37, please include disclosure of the transfers of level 3 assets, the policy for when the transfers have occurred and the reason for the transfers in accordance with the audit guide. Please note that issuers also typically disclose transfers between level 1 and 2 assets.

Response 33: The Company has revised its level 3 table by adding a row for transfers and a corresponding note explaining the reasons for the transfers. The Company’s policy on transfers is disclosed in Note 2 to the financial statements under the heading “Fair Value of Assets and Liabilities.”

Comment 34: Please include the full schedule of investments as an exhibit to the N-2. Please note that the auditor’s opinion should reference the full schedule of investments. Please also confirm whether the auditors have considered the audit guide’s updated guidance for combining the two audit opinions into one opinion.

Response 34: The Company will include the full schedule of investments as an exhibit to the N-2. The auditors have considered the audit guide’s updated guidance for combining two audit opinions into one opinion but have confirmed the issuance of two audit opinions.

Comment 35: In accordance with Rule 12.12 of Regulation S-X, disclose the principal amount outstanding of all investments.

Response 35: The Company will disclose the principal amount outstanding of all investments on a going-forward basis starting with the period ending December 31, 2015.

Comment 36: Please confirm that the Company has completed the tests required under Rules 3-09 or 4-08(g) of Regulation S-X and identify any significant subsidiaries that met the test. It appears that Generation Outdoor, Inc. (“GO”) may have met the income test; please provide details on the calculation of the income test of GO. The significant subsidiary income test should be tested based on (1) income; (2) realized gain/(loss) and (3) change in unrealized appreciation/(depreciation).

Response 36: The Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied. Based on the definition of a “significant subsidiary” set out in Rule 1-02(w) of Regulation S-X, the Company has concluded that the financial statements of Medallion Bank should continue to be included in its 10-K filings and that the disclosure regarding Medallion Bank should continue to be included in its 10-Q filings. Per discussions with the Staff, the Company agrees to prospectively, beginning with the period ended December 31, 2015, calculate the income test under Rule 1-02(w) with respect to control investments using as the numerator total income, which is the combination of (1) income; (2) realized gain/(loss) and (3) change in unrealized appreciation/(depreciation). Based on this method of calculation, the Company notes that no controlled portfolio companies have met the test, with the exception of GO, which has met the test enumerated in Rule 4-08(g). The Company, however, sold GO on February 1, 2015, and the Company respectfully declines to provide additional disclosure regarding GO in its annual report for the period ended December 31, 2015 because the Company no longer holds any interest in GO.

Comment 36A: Please provide additional information regarding the $7,000 disclosed as dividends or interest of GO on page F-47.

Response 36A: The $7,000 of dividends and interest represent the dividends and interest paid from GO to the Company for the year ended December 31, 2014.

Comment 36B: Please confirm whether for the past three years, if the Company were to use the methodology expressed for calculating the income test as noted above, would any of the Company’s subsidiaries meet the tests under Rule 3-09 or 4-08(g) of Regulation S-X?

Response 36B: Other than with respect to Medallion Bank, the only other applicable subsidiary is GO. GO first met the test set out in Rule 4-08(g) for the fourth quarter of 2014, but as noted above, the Company sold GO on February 1, 2015.

Comment 37: Please confirm that all wholly-owned and substantially-owned subsidiaries have been consolidated or explain why any such subsidiaries are not consolidated. Please confirm that with respect to the wholly-owned subsidiaries or substantially-owned subsidiaries that have not been consolidated, none of the subsidiaries act as an extension of the BDC’s investment operations and facilitate the execution of the BDC’s investment strategy (see IM Guidance Update on Investment Company Consolidation (Oct. 2014)).

Response 37: The following wholly-owned subsidiaries or substantially-owned subsidiaries have not been consolidated because in accordance with Rule 6-03(c)(1) under Regulation S-X, the Company may not consolidate subsidiaries that are not investment companies: Medallion Bank, Medallion Servicing Corp. (“MSC”), Generation Outdoor, Inc., Medallion Hamptons Holding LLC (“MHH”), LAX Group, LLC, Medallion Consulting Services LLC, Medallion Motorsports LLC and Medallion Fine Art, Inc. The Company confirms that it has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation” and confirms that none of the unconsolidated wholly-owned subsidiaries or substantially-owned subsidiaries act as an extension of the BDC’s investment operations and facilitate the execution of the BDC’s investment strategy. The Company continues to evaluate and assess the appropriateness of not consolidating certain subsidiaries.

Comment 37A: Please confirm that the Company continues to perform an assessment of the non-consolidation of Medallion Bank.

Response 37A: The Company continues to evaluate and assess the appropriateness of not consolidating the Medallion Bank and confirms that Medallion Bank does not act as an extension of the Company’s investment strategy. For example, the Company assesses, among other factors, that Medallion Bank originates consumer loans for the purchase of recreational vehicles, boats, motorcycles and trailers, and to finance small-scale home improvements, whereas the Company does not originate consumer loans.

Comment 37B: Provide additional information regarding MHH.

Response 37B: MHH’s assets previously consisted of a hotel and property that were sold in March 2015. As a result, MHH had no value as of September 30, 2015, but MHH still exists as a legal entity for the purpose of closing out the business affairs of MHH (e.g., to account for any pending receivables, etc.).

Comment 37C: Please confirm that MSC only provides services to Medallion Bank and is appropriately not consolidated with the Company.

Response 37C: Confirmed. Since MSC services only Medallion Bank, the Company has determined to not consolidate MSC with the Company.

Comment 37D: Please refer to the requirement set out in FASB ASC paragraph 850-10-50 regarding related party disclosure requirements. Please review the requirements and assess the adequacy of the Company’s current disclosures.

Response 37D: The Company has performed an assessment of the adequacy of its related party disclosure and has determined that it has adequately disclosed the material related party transactions in Note 10 to the financial statements, as well in other relevant sections of the financial statements (e.g., Consolidated Schedule of Investments In and Advances To Affiliates). The Company will, however, beginning with the annual report for the period ended December 31, 2015, enhance the disclosure of related party transactions in Note 10 to describe the material related party transactions that are described in the Consolidated Schedule of

Investments In and Advances to Affiliates. For example, the Company will describe in Note 10 the loans made to and from its affiliates, along with the interest earned or paid related to the related party loans.

Comment 38: On page F-46, footnote 1 states that the interest rate represents the actual or weighted average interest or dividend rate of the security. Please disclose whether the loans are fixed rate or variable rate. If variable, disclose the specifics of the variable rate (e.g., Libor + 3% and any floors associated with the security).

Response 38: According to the instructions to Rule 12-12C of Regulation S-X, the Company is not required to disclose the specifics of the variable rate. The Company respectfully believes that its current disclosure meets the requirements of Rule 12-12C.

Comment 39: On page F-48, footnote 3 states that there is a loan due from “Western Reserve Wire.” Is this the same entity as “WRWP LLC” and if so, use consistent heading references in the N-2.

Response 39: The Company has clarified footnote 3 noting that the loan is due from WRWP LLC, which is an affiliate of Western Reserve Wire.

Comment 40: On the full schedule of investments, there are two loans that are past due and valued at cost. Please explain the rationale for valuing these loans at cost (i.e., Orchard Holdings, Inc. and 616 Broadway LLC).

Response 40: The Company valued these loans at cost due in part to the fact that the value of the collateral with respect to each loan exceeded the value of the loan. As of December 31, 2014, the Company believed that each loan would be paid in full. In fact, 616 Broadway was paid in full on February 28, 2015.

Comment 41: On the full schedule of investments, in accordance with Rule 12.12 of Regulation S-X, separately disclose warrants.

Response 41: The Company has not separately disclosed warrants because it does not invest in a material amount of warrants. Per discussions with the Staff, the Company agrees to prospectively disclose warrants separately on the full schedule of investments.

Comment 42: On pages F-47 to F-48, the Company states that Medallion Motorsports, LLC is 75% owned. Please disclose the entity as a controlled subsidiary.

Response 42: The Company has re-categorized Medallion Motorsports, LLC as a controlled subsidiary beginning on the 10-Q for the quarter ended September 30, 2015.

Comment 43: On page F-48, please explain why Summit Medical, Inc. is not disclosed in the chart on page F-48, but it is listed on page F-47.

Response 43: The Company did not include Summit Medical, Inc. in the chart on page F-48 because there was no activity or adjustments with respect to Summit Medical, Inc. for the year ended December 31, 2014.

Comment 44: For the return on capital distributions, please confirm compliance with Section 19(a) of the 1940 Act.

Response 44: The Company confirms that it complies with Section 19(a) with respect to the reporting of distributions.

* * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts in connection with this matter. Should you have any additional questions or concerns, please call me at (202) 303-1275.

Very truly yours,

/s/ James G. Silk

James G. Silk
Partner
Willkie Farr & Gallagher LLP

cc:	Marisa T. Silverman, General Counsel, Medallion Financial Corp.

Andrew M. Murstein, President, Medallion Financial Corp.

Anne C. Choe, Willkie Farr & Gallagher LLP

Corey D. Casbarro, Willkie Farr & Gallagher LLP